UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

GRUBB AND ELLIS COMPANY
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

400095204
(CUSIP Number)

David K. Sherman
Cohanzick Management, LLC
427 Bedford Road
Pleasantville, New York 10570
(914) 741-9600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 22 Pages
Exhibit Index:  Page 8

CUSIP No. 400095204	Page 2 of 6 Pages

1           Names of Reporting Persons

COHANZICK MANAGEMENT, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		1,336,749 (1)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,336,749 (1)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,336,749 (1)

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

1.89% (1)

14           Type of Reporting Person (See Instructions)

IA

(1) The Reporting Persons beneficially own $3,000,000 principal amount of 7.95% Senior Convertible Notes due 2015 (the “Convertible Notes”), which are convertible as of the date of this Schedule 13D into 1,336,749 shares of Common Stock.  The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010, as disclosed in the Issuer’s Form 10-Q filed on November 12, 2010, plus 1,336,749 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons.

CUSIP No. 400095204	Page 3 of 6 Pages

1           Names of Reporting Persons

DAVID K. SHERMAN

2           Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,336,749 (1)
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,336,749 (1)

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,336,749 (1)

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

1.89% (1)

14           Type of Reporting Person (See Instructions)

IA

(1) The Reporting Persons beneficially own $3,000,000 principal amount of the Convertible Notes, which are convertible as of the date of this Schedule 13D into 1,336,749 shares of Common Stock.  The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010, as disclosed in the Issuer’s Form 10-Q filed on November 12, 2010, plus 1,336,749 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons.

CUSIP No. 400095204	Page 4 of 6 Pages

Item 1.                 Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of Grubb & Ellis Company, a Delaware corporation (the “Issuer”), issuable upon conversion of the Convertible Notes.  The address of the principal executive office of the Issuer is 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.

Item 2.                 Identity and Background.

This statement is filed on behalf of each of Cohanzick Management, LLC, a Delaware limited liability company (“Cohanzick”), and David K. Sherman, a United States citizen (collectively, the “Reporting Persons”). A joint filing agreement of Cohanzick and Mr. Sherman is attached hereto as Exhibit B.

Cohanzick is in the business of managing investment portfolios on behalf of outside clients and this statement relates to Shares held in such investment portfolios.  Mr. Sherman is the controlling equity holder of Cohanzick.  Cohanzick is a registered investment adviser.  The principal business address of each of the Reporting Persons is 427 Bedford Road, Pleasantville, New York 10570.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 are incorporated herein by reference.

The Reporting Persons have discretionary authority with regard to portfolios that expended $2,880,000 of investment capital in acquiring the Convertible Notes.

Item 4.                  Purpose of Transaction.

The responses to Items 3 and 6 are incorporated herein by reference.

On March 8, 2011, the Issuer commenced a solicitation of consents (the “Consent Solicitation”) from the holders of its Convertible Notes.  The Issuer is seeking consents to proposed amendments to certain provisions in the Indenture, dated as of May 7, 2010 (the “Indenture”), between the Issuer, as issuer, and U.S. Bank National Association, as trustee (the “Trustee”), which governs such Convertible Notes.  The Consent Solicitation expired at 5:00 p.m., New York City time, on March 25, 2011.

The proposed amendments to the Indenture require consent of holders of more than 50 percent of the Convertible Notes.

On March 18, 2011, Zazove Associates, LLC, Nisswa Convertibles Master Fund Ltd., Cohanzick Management, LLC, and Stonerise Capital Partners Master Fund LP (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, that they will not deliver consents

CUSIP No. 400095204	Page 5 of 6 Pages

to the proposed amendments in the Consent Solicitation with respect to such Locked-Up Holder's Convertible Notes.

As a result of the Lock-Up Agreement, the Reporting Persons are filing this Schedule 13D out of an abundance of caution in the event the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act.

The above summary of the material terms of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as Exhibit A, and is incorporated herein by reference.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including Shares (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, (v) engage the Issuer, its representatives or other relevant parties in discussions regarding the Consent Solicitation and the proposed amendments and other related matters relevant to the investment in the Issuer, and may discuss with such parties alternatives to the Consent Solicitation and proposed amendments, and/or (vi) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Issuer’s capitalization or dividend policy, or (C) other changes to the Issuer’s business or structure.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons beneficially own 1,336,749 Shares, which are issuable upon conversion of the Convertible Notes.  According to the Issuer’s most recent Form 10-Q filed on November 12, 2010, the number of Shares outstanding as of October 29, 2010 is 69,419,590, plus 1,336,749 Shares that would be issued upon conversion of the Convertible Notes.  Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 1.89% of the total number of Shares outstanding.

(b)(i)           Cohanzick may be deemed to have sole power to direct the voting and disposition of the 1,336,749 Shares.

(ii)           Mr. Sherman may be deemed to have shared power to direct the voting and disposition of the 1,336,749 Shares.

CUSIP No. 400095204	Page 6 of 6 Pages

(c)           Information concerning transactions in the Shares, or securities convertible into, exercisable for, or exchangeable for the Shares, effected by the Reporting Persons during the past sixty days is set forth in Exhibit C hereto and is incorporated by reference herein.

(d)           The investors in each of the Cohanzick investment portfolios participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held in the investment portfolios in accordance with their respective investment percentages in their respective portfolios.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Except as set forth herein, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A – Lock-Up Agreement, dated as of March 18, 2011, by and among Cohanzick Management, LLC, Zazove Associates LLC, Nisswa Convertibles Master Fund Ltd, and Stonerise Capital Partners Master Fund LP.

Exhibit B – Joint Filing Agreement, dated as of March 31, 2011, by and among Cohanzick Management LLC and David K. Sherman.

Exhibit C – Transactions in the Shares of Grubb & Ellis Company in the Past 60 Days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2011	COHANZICK MANAGEMENT, LLC

By: /s/ David K. Sherman
Name: David K. Sherman
Title:

Date: March 31, 2011	DAVID K. SHERMAN

/s/ David K. Sherman

EXHIBIT INDEX

Page No.

A.	Lock-Up Agreement, dated as of March 18, 2011, by and among Cohanzick Management, LLC, Zazove Associates LLC, Nisswa Convertibles Master Fund Ltd, and Stonerise Capital Partners Master Fund LP.	__
B.	Joint Filing Agreement, dated as of March 31, 2011, by and among Cohanzick Management, LLC and David K. Sherman	__
C.	Transactions in the Shares of Grubb & Ellis Company in the Past 60 Days	__

EXHIBIT A

LOCK-UP AGREEMENT

     This Lock-up Agreement (this “Agreement”), is dated as of March 18, 2011, and is made by and among the undersigned parties (each, a “ Locked-Up Holder ” and, collectively, the “ Locked-Up Holders ”), each solely in its capacity as a beneficial owner (as defined below) of, or as advisor with discretionary authority with regard to beneficial owner(s) of, certain 7.95% Convertible Senior Notes due 2015 issued by Grubb & Ellis Company.

RECITALS
A.
On March 8, 2011, Grubb & Ellis Company, a Delaware corporation (the “Company”), commenced a solicitation of consents (the “ Consent Solicitation ”) from the holders of its 7.95% Senior Convertible Notes due 2015 (the “ Convertible Notes ”). The Company is seeking consents to proposed amendments to certain provisions in the Indenture, dated as of May 7, 2010 (the “ Indenture ”), between the Company, as issuer, and U.S. Bank National Association, as trustee (the “ Trustee ”), which governs the Convertible Notes. The Consent Solicitation will expire at 5:00 p.m., New York City time, on March 21, 2011 (the “ Expiration Date ”), unless extended by the Company.

B.
The terms and conditions of the Consent Solicitation are described in the Consent Solicitation Statement, dated March 8, 2011, and related Letter of Consent distributed to the holders of the Convertible Notes (collectively, the “ Consent Solicitation Materials ”). Pursuant to the Consent Solicitation Materials, the Company proposes to amend certain provisions set forth in Section 9.01 (Events of Default) of the Indenture, specifically Sections 9.01(h), (i) and (j) of the Indenture, to provide that Daymark Realty Advisors, Inc. and NNN Realty Advisors, Inc., subsidiaries of the Company (and each of such subsidiaries’ direct and indirect subsidiaries) would be excluded from the determination of an event of default under such provisions of the Indenture. The proposed amendments require the consent of the holders of a majority-in-interest of the principal amount of the Convertible Notes outstanding as of March 7, 2011 (the “ Required Holders ”).

AGREEMENT

     NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Locked-Up Holders hereby agree as follows:

     1. Agreement. Solely in its capacity as a beneficial owner of, or as advisor with discretionary authority with regard to beneficial owner(s) of, Convertible Notes, each Locked-Up Holder covenants and agrees that during the term of this Agreement, (a) it will not deliver consents to the proposed amendments in the Consent Solicitation (and as described in the Consent Solicitation Materials) with respect to such Locked-Up Holder’s Convertible Notes beneficially owned by it (whether beneficially owned by it on the date hereof or with respect to which beneficial ownership is acquired by it after the date hereof (such Convertible Notes with respect to which beneficial ownership is acquired after the date hereof, the “Future Convertible Notes”)) and (b) it will take all necessary action to achieve the foregoing.

     2. Sale/Acquisition.

     (a) For a period commencing with the date hereof until the earlier of the termination of this Agreement pursuant to Section 4 hereof, each Locked-Up Holder hereby agrees not to sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly, (i) any Convertible Notes or (ii) any option, interest in or right to acquire any Convertible Notes, in either case unless the transferee thereof agrees in writing to be bound by the terms of this Agreement by executing and delivering to all Locked-Up Holders a joinder substantially in the form attached hereto as Annex A. In the event any Locked-Up Holder affects any of the transactions described in the foregoing clauses (i) and (ii), it shall give written notice to all Locked-Up Holders no later than the first business day after giving effect to any such transaction. This Agreement shall in no way be construed to preclude the Locked-Up Holders from acquiring Future Convertible Notes, Common Shares or Preferred Shares or any interest therein;  provided , that any Future Convertible Notes so acquired shall automatically be deemed to be subject to the terms and conditions of this Agreement for so long as this Agreement remains in effect;  provided further , that a Locked-Up Holder shall give written notice to all Locked-Up Holders no later than the first business day after acquiring beneficial ownership of any such Future Convertible Notes, Common Shares or Preferred Shares.

     (b) Each Locked-Up Holder further agrees that, without the prior written consent of the Requisite Locked-Up Holders it shall not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting, disposing or consenting with respect to any securities of the Company, or derivative instruments with respect to securities of the Company; provided , however , any Locked-Up Holder may, or may cause its affiliates and associates to enter into any agreement, arrangement or understanding with any person for the purpose of acquiring any securities of the Company, or derivative instruments with respect to securities of the Company; provided , further , that any Locked-Up Holder may, or may cause its affiliates and associates to, enter into any agreement, arrangement or understanding with the Company (or any subsidiary, affiliate, division or other part of the Company) not related to the Convertible Notes. If a Locked-Up Holder shall enter into an agreement, arrangement or understanding to affect any of the foregoing, the Locked-Up Holder shall give written notice to all Locked-Up Holders no later than the first business day after entering into any such agreement, arrangement or understanding.

     3. Ownership and Authority; Additional Information. Each Locked-Up Holder shall deliver to all Locked-Up Holders a beneficial ownership certificate, substantially in the form attached hereto as Annex B (the “ Ownership Certificate ”), promptly upon any change (by acquisition, sale or otherwise) of its beneficial ownership of Convertible Notes, Common Shares or Preferred Shares. In addition, each Locked-Up Holder agrees to promptly furnish to all Locked-Up Holders (a) any information necessary or appropriate for the making of any required or advisable public filing or amendment thereto and (b) any other information supplementing information contained in any publicly filed statement or amendment thereto as is necessary in order to make the statements contained in such publicly filed statement or amendment not misleading.

     4. Conditions; Termination.

          (a) This Agreement shall automatically terminate upon the earlier of (i) April 29, 2011 and (ii) three business days following the written notice of the Requisite Locked-Up Holders of the termination of this Agreement; and

          (b) In the event of termination of this Agreement pursuant to this Section 4, the obligations of the Locked-Up Holders hereunder shall cease, and no party shall have any liability to any other party hereunder;  provided ,  however , that no such termination shall relieve any party of liability for any willful and material breach of this Agreement prior to the effectiveness of such termination.

     5. Representations and Warranties. Each of the Locked-Up Holders hereby represents and warrants as to itself, that the following statements are true, correct and complete, as of the date hereof:

          (a) Lawful and Beneficial Ownership. It is either the lawful and beneficial owner of, or has discretionary authority with regard to, the Company’s securities and swaps or other derivative transactions relating to the Company securities set forth on the signature page hereto.

          (b) Securities Laws. Neither it nor its affiliates (i) is the beneficial owner of, or has discretionary authority with regard to, any securities of the Company or is a party to any swaps or other derivative transactions relating to securities of the Company, other than as described in the signature page hereto or (ii) has any agreement, arrangement or understanding with any person for the purpose of acquiring, holding, voting or disposing of any securities of the Company.

          (c) Power and Authority. It has all requisite power and authority to enter into this Agreement and to perform its respective obligations under this Agreement.

          (d) Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

     6. Acknowledgement. Each Locked-Up Holder agrees that it shall be responsible for compliance with any obligations such Locked-Up Holder may have pursuant to Section 13(d)

or Section 16 of the Exchange Act, if any, to the extent it may be deemed part of a “Group” within the meaning of Rule 13d-5(b) under the Exchange Act or otherwise relating to its beneficial ownership of securities of the Company (including, without limitation, making all filings, if any, required to be made by it on Schedule 13D and Forms 3, 4 and 5), it being agreed that no Locked-Up Holder shall be responsible for any such non-compliance by any other Locked-Up Holder other than itself.

     7. Effectiveness. This Agreement shall not become effective and binding on the parties hereto unless and until counterpart signature pages hereto shall have been executed and delivered by the parties hereto and it is executed by beneficial owners of more than one-half of the aggregate outstanding Convertible Notes.

     8. Miscellaneous.

          (a) Additional Signatories. Additional beneficial owners of Convertible Notes, with the prior consent of the Requisite Locked-Up Holders, may join and be bound by all of the terms of this Agreement by executing and delivering to all Locked-Up Holders a joinder substantially in the form attached hereto as Annex A.

          (b) Definitions. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          (i) “beneficially own” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”).

          (ii) “Common Shares” shall mean shares of the Company’s Common Stock, $0.01 par value.

          (iii) “Preferred Shares” shall mean shares of the Company’s 12% cumulative participating perpetual convertible preferred stock, par value $0.01 per share.

          (iv) “Requisite Locked-Up Holders” shall mean Locked-Up Holders representing more than one-half of the Locked-Up Holders party hereto.

          (v) “Subject Convertible Notes” shall mean the Convertible Notes beneficially owned by the Locked-Up Holders on the date hereof and any Future Convertible Notes.

     9. Amendments. This Agreement may not be modified or amended except in a writing signed by the Requisite Locked-Up Holders;  provided ,  however , the obligations of each party to this Agreement, including, without limitation, with respect to the term of this Agreement under Section 4(a) hereto, may not be materially increased without the consent of all of the Locked-Up Holders.

     10. Governing Law; Jurisdiction. This Agreement shall be construed in accordance with, and this Agreement shall be governed by, the laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction. By its execution and delivery of this Agreement, each of the Locked-Up Holders hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment in any such action, suit or proceeding, may be brought in any federal or state court of competent jurisdiction in the Borough of Manhattan of The City of New York.

     By execution and delivery of this Agreement, each Locked-Up Holder hereby irrevocably accepts and submits itself to the exclusive jurisdiction of any such court, generally and unconditionally, with respect to any such action, suit or proceeding and hereby waives any defense of  forum non conveniens  or based upon venue if such action, suit or proceeding is brought in accordance with this provision.

     11. Headings. The headings of the Sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

     12. Limitation on Assignment; Successors and Permitted Assigns. None of the parties hereto may assign any of its respective rights or obligations under this Agreement. This Agreement is intended to bind and inure to the benefit of the parties and their respective successors, heirs, executors, administrators and representatives.

     13. Notice. Any notices or other communications to one or more Locked-Up Holders required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telecopier or registered or certified mail, postage prepaid, return receipt requested, at the names and addresses on the applicable signature page or pages hereto. Any notice or communication to any party shall be deemed to have been given or made as of the date so delivered, if personally delivered; on the date actually received if sent by registered or certified mail, postage prepaid; and when receipt is acknowledged, if telecopied.

     14. No Agency or Advisory Relationship. Except as expressly provided herein, each Locked-Up Holder is acting independently of the others with respect to its investment in securities of the Company and no Locked-Up Holder has the authority to represent or bind any other Locked-Up Holder. Each Locked-Up Holder (either itself or together with its investment manager) is a sophisticated financial investor that has conducted and will continue to conduct its own investigation into the affairs of the Company as it may deem necessary for the purposes of its own investment, and no Locked-Up Holder is providing any other Locked-Up Holder with investment, tax, legal or other advice. No Locked-Up Holder is a fiduciary of any other Locked-Up Holder.

     15. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Faxed or PDF signatures shall be valid and binding for all purposes.

     16. Coordination of Public Statements. Each Locked-Up Holder agrees that it shall consult with the other Locked-Up Holders prior to making any public announcement concerning the Company and/or its investment in the Company and, where the Requisite Locked-Up Holders object to all or any part of a public announcement, not make such public announcement except to the extent it is believed in good faith, based on the advice of counsel, to be required by applicable law or regulation. For the avoidance of doubt, a Locked-Up Holder will not need the permission of any other Locked-Up Holder to make a filing under Sections 13(d) or 16 of the Exchange Act, and will have no liability to any other Locked-Up Holder for making any such filing.

     17. Expenses. Locked-Up Holders party hereto may from time to time unanimously agree in writing that certain expenses to be incurred in connection with this Agreement and the Locked-Up Holders’ respective investments in the Convertible Notes shall be “ Joint Expenses ” for purposes of this Section 17. Unless otherwise agreed, any Joint Expenses will be for the ratable account of the Locked-Up Holders in accordance with the percentage of the Subject Convertible Notes beneficially owned by them as of the date of the designation of such expenses as Joint Expenses (disregarding, for this purpose, any shares held by another Locked-Up Holder that may be deemed to be beneficially owned solely by virtue of the Locked-Up Holders being deemed a “group” within the meaning of Rule 13d-5(b) under the Exchange Act). Amounts incurred by a Locked-Up Holder with respect to Joint Expenses in excess of its ratable share will be reimbursed by the other Locked-Up Holders on demand upon presentation of appropriate supporting documentation. Other than Joint Expenses, each Locked-Up Holder shall bear its own costs and expenses in connection with this Agreement and its investment in the Company.

     18. Liability. No Locked-Up Holder nor any of its affiliates, or any of their respective partners, members, employees, counsel, agents or representatives shall be liable to any other Locked-Up Holder or its affiliates, in each case for any loss, liability, damage or expense arising out of or in connection with this Agreement or any Schedule 13D, or amendment thereto, filed by any Locked-Up Holder or its affiliates, or the actions or transactions contemplated hereby or thereby, except to the extent such loss, liability, damage or expense is caused by such party’s actual and material breach of the express provisions of this Agreement, gross negligence, fraud, bad faith or willful misconduct.

     19. No Third Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the parties hereto and no other person or entity.

     20. Specific Performance. It is understood and agreed by each of the parties hereto that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.

     21. Further Acknowledgement. The parties to this Agreement agree and acknowledge that certain Locked-Up Holders are executing this Agreement as investment advisors for, and on behalf of, certain investment funds identified on such Locked-Up Holders’ signature pages. Notwithstanding the foregoing, by executing this Agreement, each such Locked-Up Holder executing this Agreement in such capacity further represents and warrants to the other Locked-Up Holders that (i) it has the requisite power and authority to agree to all of the matters set forth in this Agreement with respect to the Company securities such Locked-Up Holder beneficially owns (including those set forth on its signature page), (ii) it has the full authority on behalf of all such funds to vote, transfer and hold all the Company securities such Locked-Up Holder beneficially owns, and (iii) it has all requisite power and authority to enter into this Agreement and to perform its respective obligations under, this Agreement, on behalf of each such fund.

* * * * *

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

LOCKED-UP HOLDER

By:

Name:
Title:

Address: City/State/Zip: Country: Telecopy:

Convertible Notes Beneficially Owned by Such
Locked-Up Holder:

Preferred Shares Beneficially Owned by Such
Locked-Up Holder:

Common Shares Beneficially Owned by Such
Locked-Up Holder:

ANNEX A

     This Joinder to the Lock-Up Agreement, dated as of March __, 2011, by and among the Locked-Up Holders signatory thereto (the “ Agreement ”), is executed and delivered by _________________ (the “ Joining Party ”) as of __________, 2011. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.
1.
Agreement to be Bound. The Joining Party hereby agrees to join and be bound by all of the terms of the Agreement. The Joining Party shall hereafter be deemed to be a “Locked-Up Holder” for all purposes under the Agreement.

2.
Representations and Warranties. The Joining Party hereby makes, as of the date hereof, the representations and warranties of the Locked-Up Holders set forth in the Agreement in Sections 1 and 5 thereof.

3.
Governing Law. This Joinder shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.

* * * * *

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     IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

JOINING PARTY

By:
Name:
Title:
Address:

City/State/Zip:

Country:

Telecopy:

Convertible Notes Beneficially Owned by Such
Joining Party:

Preferred Shares Beneficially Owned by Such
Joining Party:

Common Shares Beneficially Owned by Such
Joining Party:

ANNEX B

OWNERSHIP CERTIFICATE

     This Ownership Certificate, dated as of __, 2011 is being delivered pursuant to Section 3 of the Lock-Up Agreement (the “ Agreement ”), dated as of March __, 2011, by and among the Locked-Up Holders 1  signatory thereto. The undersigned, on behalf of itself, certifies, represents and warrants that, as of the date hereof, it has acquired or transferred and is the beneficial owner of Convertible Notes, Preferred Shares and Common Shares of the Company as follows:

	Convertible Notes	Preferred Shares	Common Shares
Previously Owned

Acquired

Transferred

Current Ownership

     The undersigned, on behalf of itself, further certifies, represents and warrants that, as of the date hereof, it does not beneficially own any other securities of the Company other than as set forth herein, and that it is not a party to any swaps or other derivative transactions relating to Convertible Notes, Preferred Shares or Common Shares of the Company, except as disclosed on Schedule 1 hereto.

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1	Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

     IN WITNESS WHEREOF, the undersigned has caused this Ownership Certificate to be executed and delivered by its duly authorized officer as of the date first above written.

LOCKED-UP HOLDER

By:

Name:
Title:

Address:

City/State/Zip:

Country:

Telecopy:

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Grubb & Ellis Company dated as of March 31, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: March 31, 2011	COHANZICK MANAGEMENT, LLC

By: /s/ David K. Sherman
Name: David K. Sherman
Title:

Date: March 31, 2011	DAVID K. SHERMAN

/s/ David K. Sherman

EXHIBIT C

Transactions in the Notes of Grubb & Ellis Company in the Past 60 Days

For the Account of	Date of Transaction	Nature of Transaction	Security	Shares Underlying Notes Purchased	Gross Consideration for Notes
Cohanzick Management, LLC	03/28/2010	Secondary Market Purchase	Grubb & Ellis Company 7.95% Senior Convertible Notes due 2015	445,583	$880,000 plus accrued interest